[redacted]

04002276

SECURITIES AND EXCHANGE COMMISSION RECEIVED JAN 14 2004 DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8-39928

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/31/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The (Wilson) Williams Financial Group, ~~Inc. dba Williams Financial Group, Inc.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Drive, Suite 200
(No. and Street)

Dallas	TX	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 05 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilson H. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The (Wilson) Williams Financial Group, Inc. dba Williams Financial Group, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WILLIAMS FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2002

WILLIAMS FINANCIAL GROUP, INC.

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

Independent Auditor's Report

Board of Directors
Williams Financial Group, Inc.

We have audited the accompanying statement of financial condition of Williams Financial Group, Inc. as of June 30, 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Williams Financial Group, Inc., as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, L.L.P.
CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 8, 2002

WILLIAMS FINANCIAL GROUP, INC.
Statement of Financial Condition
June 30, 2002

ASSETS

Cash and cash equivalents	$ 15,653
Receivable from broker-dealers and clearing organizations	1,000,235
Securities owned at market value	363,851
Secured demand note – related party	200,000
Employee advances	138,419
	$1,718,158

The accompanying notes are an integral part of these financial statements.

WILLIAMS FINANCIAL GROUP, INC.
Statement of Financial Condition
June 30, 2002

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 55,827
Accrued expenses	47,700
Payable to broker-dealers and clearing organizations	147,267
Commissions payable	697,949
Securities sold, not yet purchased	9,795
Payable to Parent – income taxes	21,000
State income taxes payable	3,100
	982,638
Liabilities subordinated to the claims of general creditors	400,000
Stockholder's equity	
Common stock, 100,000 shares authorized with no par value, 10,000 shares issued, 9,500 shares outstanding	1,000
Additional paid in capital	150,000
Retained earnings	234,520
Treasury stock, 500 shares, at cost	(50,000)
Total stockholder's equity	335,520
	$ 1,718,158

The accompanying notes are an integral part of these financial statements.

WILLIAMS FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended June 30, 2002

Revenues	
Commission income	$ 18,288,002
Sale of investment company shares	2,175,236
Sale of insurance	929,489
Gains or (losses) on firm securities trading accounts	2,065,765
Interest income	112,635
Dividend income	360
Other income	3,995,705
	27,567,192
Expenses	
Compensation and benefits	2,689,532
Commissions and clearance paid to all other brokers	22,122,681
Communications	541,851
Occupancy and equipment costs	299,015
Promotional costs	89,233
Losses in error account	128,108
Regulatory fees and expenses	187,621
Interest expense	38,895
Other expenses	1,388,628
	27,485,564
Income before income taxes	81,628
Federal income tax expense	(21,000)
State income tax expense	(3,100)
Net income	$ 57,528

The accompanying notes are an integral part of these financial statements.

WILLIAMS FINANCIAL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2002

	Common Stock	Additional Paid In Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2001	$ 1,000	$ 150,000	$ 176,992	$ (50,000)	$ 277,992
Net income			57,528		57,528
Balances at June 30, 2002	$ 1,000	$ 150,000	$ 234,520	$ (50,000)	$ 335,520

The accompanying notes are an integral part of these financial statements.

WILLIAMS FINANCIAL GROUP, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2002

Balance at June 30, 2001	$ 400,000
Increases	-0-
Decreases	-0-
Balance at June 30, 2002	$ 400,000

The accompanying notes are an integral part of these financial statements.

WILLIAMS FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash flows from operating activities:	
Net income	$ 57,528
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	167,116
Decrease in receivable from Parent – income taxes	9,100
Decrease in securities owned at market value	3,108,044
Decrease in receivable from Parent	7,147
Decrease in employee advances	51,529
Decrease in accounts payable	(42,359)
Increase in accrued expenses	39,186
Increase in payable to broker-dealers and clearing organizations	71,809
Decrease in commissions payable	(3,783,469)
Increase in payable to Parent – income taxes	21,000
Increase in state income taxes payable	3,100
Decrease in securities sold, not yet purchased	(88,962)
Net cash provided (used) by operating activities	(379,231)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(379,231)
Cash and cash equivalents at beginning of year	394,884
Cash and cash equivalents at end of year	$ 15,653

Supplemental Disclosures of Cash Flow

Cash paid for:	
Interest	$ 48,000
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Williams Financial Group, Inc. (Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas Corporation and is a wholly-owned subsidiary of WFG Holding, Inc. (Parent). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are with the Company's correspondent.

The Company is a Registered Investment adviser and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in the United States.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Securities readily marketable are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2002 the Company had net capital of approximately $589,824 and net capital requirements of $55,199. The Company's ratio of aggregate indebtedness to net capital was 1.40 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Year ending June 30	
2003	$ 182,616
2004	195,987
2005	205,538
2006	120,343
	$ 704,484

Note 4 - Operating Leases, continued

During the year ended June 30, 2002, rent expense of $145,424 was charged to occupancy and equipment costs.

Note 5 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. At June 30, 2002, there was $21,000 payable to Parent for income taxes.

Note 6 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed three months of service and are twenty-one years of age or more. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company's contributions to the plan for the year ended June 30, 2002 were $43,921.

Note 7 - Related Party Transactions

The Company paid the Parent $48,681 during the year ended June 30, 2002 for reimbursement of expenses. This is included in other expenses.

Note 8 - Liabilities Subordinated to Claims of General Creditors – Related Party

Borrowings under subordination agreements at June 30, 2002 are as follows:

Liabilities pursuant to secured demand note collateral agreements – 12% interest beginning June 29, 2000, due August 31, 2004, fully collateralized by cash and securities	$ 200,000
Subordinated note to shareholder – 12% interest beginning June 29, 2000, due July 15, 2003	200,000
	$ 400,000

Note 8 - Liabilities Subordinated to Claims of General Creditors – Related Party, continued

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required by the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 9 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 10 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company together with others has been named as a defendant in various legal proceedings incidental to its securities business that allege violations of Federal and State securities laws and claim damages somewhat less than $1,000,000. Management intends to present a vigorous defense. The Company has also been named as a defendant in a class action proceeding that alleges violations of Federal and State securities laws. These cases are in the early discovery stage and an assessment of potential liability to the Company is not possible at this time.

Supplemental Information

Pursuant to Rule 17A-5 of the

Securities Exchange Act of 1934

as of

June 30, 2002

Schedule I

WILLIAMS FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2002

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 335,520
Add:	
Liabilities subordinated to claims of general creditors	400,000
Total capital and allowable subordinated liabilities	735,520
Deductions and/or charges	
Non-allowable assets:	
Employee advances	(138,419)
Net capital before haircuts on securities positions	597,101
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Other securities	(7,277)
Net capital	$ 589,824

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 55,827
Accrued expenses	47,700
Commissions payable	697,949
Payable to Parent – income taxes	21,000
State income taxes payable	3,100
Total aggregate indebtedness	$ 825,576

Schedule I (continued)

WILLIAMS FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 55,199
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 55,199
Net capital in excess of required minimum	$ 534,625
Excess net capital at 1000%	$ 507,266
Ratio: Aggregate indebtedness to net capital	1.40 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) Focus report	$ 612,315
Increases (decreases) due to audit adjustments for:	
Receivable from broker-dealers and clearing organizations	2,627
Accounts payable and accrued liabilities	(14,452)
Income taxes payable	15,570
Payable to broker-dealers and clearing organizations	(27,267)
Haircut difference	1,030
Miscellaneous differences	1
Net capital per audited report	$ 589,824

Schedule II

WILLIAMS FINANCIAL GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms:	Paine Webber, Inc. Pershing Correspondent Services Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

June 30, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Williams Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of Williams Financial Group, Inc. (the "Company"), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 8, 2002